VISCORP, INC.

627 Nevin Avenue

Sewickley, Pennsylvania 15143

September 13, 2006

VIA FACSIMILE  202-772-9204

202-551-3411

Mr. William Bennett

Securities and Exchange Commission

450 Fifth Street, NW

Washington DC 20549

Re:  Viscorp, Inc.

Registration Statement on Form SB-1

Filed June 26, 2006

File No. 333-135322

Dear Mr. Bennett:

Pursuant to Rule 461(a) of the Securities Act of 1933, the undersigned hereby requests acceleration of the effective date of the Registration Statement filed on Form SB-1 to Monday, September 18, 2006 at 9:30 a.m., eastern standard time, or as soon thereafter as practicable.

Of course, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

We understand that the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/  Charles Driscoll

Charles Driscoll

President